UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number 000-51138

GRAVITY CO., LTD.
(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Gravity to Effect a 1-for-8 Reverse ADS Split

Seoul, South Korea May 11, 2015 — Gravity Co., Ltd. (NasdaqCM: GRVY)(“Gravity” or “Company”) announced that it will effect a ratio change of its American Depositary Shares(“ADSs”) previously approved by the Company’s Board of Directors at a meeting held on April 22, 2015. The company is changing the ratio of its ADS to common share from four ADSs to one common share (4:1) to one ADS to two common shares (1:2), effective as of the start of trading on Monday, May 11, 2015. The ratio change will have the same effect as a 1-for-8 reverse split of its ADSs.

As a result of this ratio change, the total number of ADSs outstanding will be decreased from 13,095,692 to 1,636,961 and there will be no change to its common shares. The reverse ADS split is intended to increase the market price per ADS to allow the Company to maintain the listing on The NASDAQ Capital Market. However, the Company can give no assurance that this event will result in meeting the minimum bid price requirement of The NASDAQ Capital Market.

Background

As previously disclosed in a Current Report on Form 6-K dated June 3, 2014, the Company was notified by NASDAQ, on May 28, 2014, that it no longer satisfied the minimum bid price requirement for continued listing set forth in Nasdaq Stock Market Rule 5450(a)(1), as the bid price of the Company’s ADS had closed for 30 consecutive business days below US$1.00 per ADS. In accordance with Nasdaq Stock Market Rule 5810(c)(3)(A), the Company was granted a grace period of 180 calendar days, or until November 24, 2014, to regain compliance. Subsequently, the Company disclosed in a Current Report on Form 6-K dated November 25, 2014, that it received a positive determination from the Listing Qualifications department of The NASDAQ Stock Market, granting approval of the Company’s request to transfer its listing to The NASDAQ Capital Market from The NASDAQ Global Market. As a result, the Company was granted its second grace period of 180 calendar days, or until May 26, 2015 to regain compliance with NASDAQ.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online and mobile games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan and Thailand, and is currently commercially offered in 71 countries and markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2014 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim

Chief Financial Officer

Gravity Co., Ltd.

Email: kheung@gravity.co.kr

Ms. Ji Hee Kim

IR Manager

Gravity Co., Ltd.

Email: ircommunication@gravity.co.kr

Telephone: +82-2-2132-7800

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: May 11, 2015